FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of November 2003

                           HOLMES FINANCING (No 2) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F ...X...          Form 40-F ......

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes ......                 No ...X...

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                            -----------------------------------
                                    Current Period
                            -----------------------------------
                              Number             (pound)000's
                            -----------------------------------
Brought Forward                     354,843         23,683,412
Replenishment                        17,522          1,328,115
Repurchased                          (6,092)          (466,460)
Redemptions                          (8,826)          (708,857)
Losses                                  (26)               (80)
Capitalised Interest                      0              2,307
Other Movements                           0                  0
                            -----------------------------------
Carried Forward                     357,421         23,838,437
                            ===================================





                            -----------------------------------
                                      Cumulative
                            -----------------------------------
                              Number             (pound)000's
                            -----------------------------------
Brought Forward                     115,191          6,399,214
Replenishment                       635,116         45,510,354
Repurchased                        (176,858)       (12,447,590)
Redemptions                        (215,697)       (15,638,612)
Losses                                 (331)              (748)
Capitalised Interest                      0             15,819
Other Movements                           0                  0
                            -----------------------------------
Carried Forward                     357,421         23,838,437
                            ===================================

                            Period CPR         Annualised CPR
                            -----------------------------------
  1 Month                             4.93%             76.24% **(including
                            -----------------------------------
  3 Month                            15.64%             80.29%   redemptions and
                            -----------------------------------
12 Month                             65.25%             65.25%   repurchases)
                            -----------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                          --------------------
Weighted Average Seasoning                              36.10 months
                                          --------------------
Weighted Average Loan size                   (pound)66,695.68
                                          --------------------
Weighted Average LTV                                   75.84%*** (see below)
                                          --------------------
Weighted Average Remaining Term                         18.66 Years
                                          --------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated

                                 ---------------------------------------------
Product Type Analysis                (pound)000's                    %
                                 ---------------------------------------------

Variable Rate                                9,265,192                 38.87%
Fixed Rate                                   4,216,043                 17.69%
Tracker Rate                                10,357,202                 43.45%
                                 ---------------------------------------------
                                            23,838,437                100.00%
                                 =============================================

As at 10th November 2003 approximately 7% of the loans were flexible loans

                                 ---------------------------------------------
Repayment Method Analysis           (pound)000's                    %
                                 ---------------------------------------------

Endowment                                    6,603,247                 27.70%
Interest Only                                2,758,107                 11.57%
Repayment                                   14,477,083                 60.73%
                                 ---------------------------------------------
                                            23,838,437                100.00%
                                 =============================================

As at 10th November 2003 approximately 5% of the loans were Self Certified

                                 ---------------------------------------------
Loan Purpose Analysis               (pound)000's                    %
                                 ---------------------------------------------

Purchase                                    21,247,199                 89.13%
Remortgage                                   2,591,238                 10.87%
                                 ---------------------------------------------
                                            23,838,437                100.00%
                                 =============================================

Mortgage Standard Variable Rate

                        Effective Date                   Rate
                        --------------                   ----
                        01 August 2003                  5.54%
                         01 March 2003                  5.79%
                      01 November 2002                  5.94%

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
--------------------------------------------------------------------------------
Region                              Number         (pound)000's           %
--------------------------------------------------------------------------------
East Anglia                           13,932             856,725          3.59%
East Midlands                         18,954           1,076,465          4.52%
Greater London                        60,356           5,227,866         21.93%
North                                 14,868             719,780          3.02%
North West                            40,694           2,112,386          8.86%
Scotland                              23,010           1,221,983          5.13%
South East                            92,679           7,386,185         30.98%
South West                            27,510           1,800,533          7.55%
Wales                                 17,847             884,130          3.71%
West Midlands                         24,409           1,393,450          5.85%
Yorkshire and Humberside              22,251           1,103,833          4.63%
Unknown                                  911              55,101          0.23%
--------------------------------------------------------------------------------

Total                                357,421          23,838,437        100.00%
================================================================================


Original LTV Bands

                              --------------------------------------------------
Range                               Number         (pound)000's           %
                              --------------------------------------------------
0.00 - 25.00                           7,462             302,442          1.27%
25.01 - 50.00                         44,978           2,481,238         10.41%
50.01 - 75.00                        105,708           7,556,576         31.70%
75.01 - 80.00                         19,503           1,432,310          6.01%
80.01 - 85.00                         25,162           1,917,656          8.04%
85.01 - 90.00                         52,696           4,062,334         17.04%
90.01 - 95.00                        101,912           6,085,881         25.53%
                              --------------------------------------------------
Total                                357,421          23,838,437        100.00%
                              ==================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated



Arrears
                                      -----------------------------------------------------------------------------------
Band                                         Number             Principal            Overdue                 %
                                      -----------------------------------------------------------------------------------
Current                                             347,723          23,238,821              (3,651)              97.50%
1.00 - 1.99 months                                    5,934             367,426               2,842                1.54%
2.00 - 2.99 months                                    1,614             100,170               1,430                0.42%
3.00 - 3.99 months                                      855              51,046               1,055                0.21%
4.00 - 4.99 months                                      428              25,577                 674                0.11%
5.00 - 5.99 months                                      246              14,663                 485                0.06%
6.00 -11.99 months                                      487              29,025               1,346                0.12%
12 months and over                                       55               3,532                 302                0.01%
Properties in Possession                                 79               3,410                 284                0.01%
                                      -----------------------------------------------------------------------------------
Total                                               357,421          23,833,670               4,767              100.00%
                                      ===================================================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
                                      Funding              Seller
                                      ------------------------------------------
                                          (pound)000's              (pound)000's
                                      ------------------------------------------
Balance Brought Forward                          14,060,014           9,623,398
Replenishment of Assets                                   0           1,328,115
Acquisition by Funding                                    0                   0
Distribution of Principal Receipts                 (695,294)           (480,023)
Allocation of Losses                                    (47)                (33)
Share of Capitalised Interest                         1,370                 937
Payment Re Capitalised Interest                      (1,370)              1,370
                                      ------------------------------------------
Balance Carried Forward                          13,364,673          10,473,764
                                      ==========================================

                                      ------------------------------------------
Carried Forward Percentage                        56.06355%           43.93645%
                                      ==========================================

                                      ------------------------------------------
Minimum Seller Share                                953,537               4.00%
                                      ------------------------------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
                                     ---------------------
                                            (pound)000's
                                     ---------------------
Brought Forward                                   896,669
                                     ---------------------
Additional Amounts Accumulated                    695,341
Payment of Notes                                 (896,646)
                                     ---------------------
Carried Forward                                   695,364
                                     =====================

                                     ---------------------
Target Balance                                    695,317  payable on 15th
                                     --------------------- January 2004

Liquidity Facilities                 Drawn(pound)000's   Undrawn(pound)000's
                                     ---------------------------------------
Holmes Funding                                   (pound)0      (pound)25,000
                                     ---------------------------------------
Holmes Financing 1                               (pound)0      (pound)25,000
                                     ---------------------------------------
Holmes Financing 2                               (pound)0      (pound)25,000
                                     ---------------------------------------
Holmes Financing 3                               (pound)0      (pound)25,000
                                     ---------------------------------------
Holmes Financing 4                               (pound)0      (pound)25,000
                                     ---------------------------------------
Holmes Financing 5                               (pound)0      (pound)25,000
                                     ---------------------------------------
Holmes Financing 6                               (pound)0      (pound)25,000
                                     ---------------------------------------

Excess Spread
                                     ---------------------
Quarter to 15/10/03                               0.4766%
                                     ---------------------
Quarter to 15/07/03                               0.4620%
                                     ---------------------
Quarter to 15/04/03                               0.6113%
                                     ---------------------
Quarter to 15/01/03                               0.5960%
                                     ---------------------


                                     ----------------------------------------
Reserve Funds                           First Reserve      Second Reserve
                                     ----------------------------------------
Balance as at 15/10/2003            (pound)238,731,086.30 (pound)56,890,739.99
                                     ----------------------------------------
Required Amount as at 15/10/2003    (pound)350,000,000.00 (pound)153,217,750.00
                                     ----------------------------------------
Percentage of Notes                                 1.78%                  0.42%
                                     ----------------------------------------

Properties in Possession

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated


Stock
                                       -----------------------------------------
                                                    Current Period
                                       -----------------------------------------
                                              Number              (pound)000's
                                       -----------------------------------------
Brought Forward                                          75               3,467
                                       -----------------------------------------
Repossessed in Period                                    26               1,574
                                       -----------------------------------------
Sold in Period                                          (22)             (1,347)
                                       -----------------------------------------
Carried Forward                                          79               3,694
                                       =========================================

                                       -----------------------------------------
                                                      Cumulative
                                       -----------------------------------------
                                              Number              (pound)000's
                                       -----------------------------------------
Repossessed to date                                     418              21,574
Sold to date                                           (339)            (17,880)
                                       -----------------------------------------
Carried Forward                                          79               3,694
                                       =========================================

Repossession Sales Information
                                       ---------------------
Average time Possession to Sale                          79 Days
                                       ---------------------
Average arrears at time of Sale                (pound)3,225
                                       ---------------------

MIG Claim Status
                                       -----------------------------------------
                                              Number              (pound)000's
                                       -----------------------------------------
MIG Claims made                                         174               1,288
                                       -----------------------------------------
MIG Claims outstanding                                    3                  15
                                       -----------------------------------------

                                       ---------------------
Average time claim to payment                            35
                                       ---------------------

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated


Retired Class A Notes

-------------------------------------------------------------------------------------------------------------------------------
       Date Retired           Holmes 1      Holmes 2       Holmes 3        Holmes 4      Holmes 5      Holmes 6       Holmes 7
-------------------------------------------------------------------------------------------------------------------------------

           02Q3                     -            703              -               -           352             -              -

           02Q4                     -              -              -               -           352             -              -

           03Q1                     -              -            750               -             -             -              -

           03Q2                     -              -              -               -             -             -              -

           03Q3                   600              -              -               -             -           481              -

           03Q4                     -            176              -             191             -           481              -
-------------------------------------------------------------------------------------------------------------------------------


Outstanding Class A Notes

-------------------------------------------------------------------------------------------------------------------------------
Expected Redemption           Holmes 1      Holmes 2       Holmes 3        Holmes 4       Holmes 5      Holmes 6       Holmes 7
-------------------------------------------------------------------------------------------------------------------------------
           03Q4                      -             -              -               -              -             -             -

           04Q1                      -           176              -             191              -             -           241

           04Q2                      -           176              -             191              -             -           241

           04Q3                      -           176              -             191              -             -             -

           04Q4                      -             -              -               -            698             -             -

           05Q1                      -             -            750               -              -             -             -

           05Q2                      -             -              -               -              -           801             -

           05Q3                    650             -              -               -              -             -             -

           05Q4                      -           125              -               -              -             -             -

           06Q1                      -           125              -               -              -             -           803

           06Q2                      -           125              -               -              -             -             -

           06Q3                      -           125            500           1,340              -             -             -

           06Q4                      -             -              -             350            875             -             -

           07Q1                      -             -              -               -              -             -           161

           07Q2                      -             -              -               -              -           634           161

           07Q3                    575             -              -               -              -             -             -

           07Q4                      -           300              -               -              -           770             -

           08Q1                      -             -              -               -              -             -             -

           08Q2                      -             -              -               -              -           500           592

           08Q3                      -             -              -               -              -             -             -

           08Q4                      -             -              -               -              -             -             -

           09Q1                      -             -              -               -              -             -             -

           09Q2                      -             -              -               -              -             -             -

           09Q3                      -             -              -               -              -             -             -

           09Q4                      -             -              -               -              -             -             -

           10Q1                      -             -              -               -              -             -             -

           10Q2                      -             -              -               -              -             -             -

           10Q3                    250             -              -               -              -             -             -

           10Q4                      -             -              -               -              -             -             -

-------------------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 October 2003 to 10 November 2003

All values are in thousands of pounds sterling unless otherwise stated


                               [GRAPHIC OMITTED]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                HOLMES FINANCING (No 2) PLC




           Dated: 13 November, 2003             By / s / Natalie Weedon
                                                          (Authorised Signatory)